EXHIBIT 99.1

FirstService Announces Completion of Public Offering of Convertible Unsecured Subordinated Debentures

Not for Distribution to U.S. News Wire Services or for Dissemination in the U.S.

TORONTO, Nov. 10, 2009 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (TSX:FSV.PR.U) (Nasdaq:FSRV) ("FirstService") announced today that it has completed the previously announced offering of US$70 million principal amount of convertible unsecured subordinated debentures (the "Debentures") with a syndicate of underwriters co-led by TD Securities Inc. and Scotia Capital Inc., and including BMO Capital Markets, CIBC, HSBC Securities (Canada) Inc., RBC Capital Markets, Raymond James Ltd. and PI Financial Corp. FirstService has granted the underwriters an over-allotment option to purchase up to an additional US$7 million aggregate principal amount of Debentures exercisable in whole or in part at any time for a period of 30 days following today's closing.

The Debentures will trade on the Toronto Stock Exchange under the symbol "FSV.DB.U."

The Debentures are direct, unsecured obligations of FirstService, subordinated to other indebtedness of FirstService for borrowed money and rank equally with all other unsecured subordinated indebtedness. The Debentures mature on December 31, 2014 and accrue interest at the rate of 6.50% per annum payable semi-annually in arrears on June 30 and December 31 in each year, commencing June 30, 2010. At the holder's option, the Debentures may be converted into subordinate voting shares of FirstService at any time prior to the close of business on the earlier of the business day immediately preceding either the maturity date and the date specified by FirstService for redemption of the Debentures. The conversion price is US$28.00 for each subordinate voting share, subject to adjustment in certain circumstances.

The Debentures will not be redeemable before December 31, 2012. On and after December 31, 2012 and prior to December 31, 2013, the Debentures may be redeemed in whole or in part from time to time at FirstService's option, provided that the volume weighted average trading price of the subordinate voting shares of FirstService on the Toronto Stock Exchange (converted into a US dollar equivalent) during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is not less than 125% of the conversion price. On and after December 31, 2013 and prior to the maturity date, FirstService may, at its option, redeem the Debentures, in whole or in part, from time to time at par plus accrued and unpaid interest.

Subject to specified conditions, FirstService has the right to repay the outstanding principal amount of the Debentures, on maturity or redemption, through the issuance of subordinate voting shares of FirstService. FirstService also has the option to satisfy its obligation to pay interest through the issuance and sale of subordinate voting shares of FirstService.

FirstService will use the net proceeds of the offering for general corporate purposes and to repay existing indebtedness under its credit facility which will then be available to be drawn, as required, for working capital, acquisitions and associated contingent purchase consideration and/or general corporate purposes.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registrations requirements of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction.

ABOUT FIRSTSERVICE

FirstService is a global diversified leader in the rapidly growing property services sector, providing services in the following three areas: commercial real estate, residential property management, and property services. The industry-leading service platform include: FirstService Real Estate Advisors and Colliers International, the fourth largest global player in commercial real estate services; FirstService Residential Management, the largest manager of residential communities in North America; and TFC, North America's largest provider of property services through franchise and contractor networks.

FirstService generates more than US$1.7 billion in annualized revenues and has more than 18,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Forward-looking Statements

Certain information included in this press release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by looking for words such as "believe," "expects," "expected," "will," "intends," "projects," "anticipates," "estimates," "continues" or similar words. In particular, this press release includes forward-looking statements pertaining to the intended use of the net proceeds of the offering of Debentures. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, risks associated with economic market conditions and the risks related to FirstService's businesses, including those identified in FirstService's Annual Information Form for the fiscal year ended December 31, 2008 under the heading "Risk Factors." Reference should be made to this additional information prior to making any investment decision. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. FirstService assumes no obligation to revise or update forward looking statements to reflect new circumstances, except as required by law.

CONTACT:  FirstService Corporation
          Jay S. Hennick, Founder & CEO
            (416) 960-9500
          John B. Friedrichsen, Senior Vice President & CFO
            (416) 960-9500